SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 10)

                          SPS Technologies, Inc.
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                784626 10 3
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             January 23, 1995
       ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule d-1(b)(3) or
        (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:                    ( )


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM INVESTORS                     13-3800339
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      629,939
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        629,939
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        629,939
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        11.2%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        DERALD H. RUTTENBERG               ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      4,546
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        4,546
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,546
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.1%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        ERIC M. RUTTENBERG                 ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      5,615
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        5,615
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,615
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.1%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JOHN C. RUTTENBERG                 ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      4,546
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        4,546
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,546
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.1%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        KATHERINE T. RUTTENBERG             ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      4,546
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        4,546
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,546
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.1%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        HATTIE RUTTENBERG                  ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      4,546
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        4,546
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,546
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.1%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                  This statement amends and supplements the State-ment on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by Tinicum Enterprises, Inc., a Delaware corporation, Tinicum Investors, a Delaware partnership, RUTCO Incorporated, a Delaware corporation, RIT Capital Partners plc, a United Kingdom corporation, J. Rothschild Capital Management Limit-ed, a United Kingdom corporation, St. James's Place Capital plc, a United Kingdom corporation, Mr. Putnam L. Crafts, Jr. and Mr. James H. Kasschau in connection with their ownership of shares of common stock, par value $1.00 per share (the "Shares"), of SPS Technologies, Inc., a Pennsylvania corpo-ration. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

        ITEM 2.   IDENTITY AND BACKGROUND.

             Item 2 is hereby amended and supplemented by adding the following:

                  This statement is being filed by Tinicum Enter-prises, Inc., a Delaware corporation ("Enterprises"), Tinicum Investors, a Delaware partnership ("Investors II"), RUTCO Incorporated, a Delaware corporation ("RUTCO"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"),
        J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), St. James's Place Capital plc, a United Kingdom corporation ("SJPC"), Mr. Derald H. Ruttenberg ("Derald Ruttenberg"), Mr. Eric M. Ruttenberg ("Eric Ruttenberg"), Mr. John C. Ruttenberg ("John Ruttenberg"), Ms. Katherine T. Ruttenberg ("Katherine Ruttenberg"), Ms. Hattie Ruttenberg ("Hattie Ruttenberg" and together with Derald, Eric, John and Katherine Ruttenberg, the "Ruttenbergs"), Mr. Putnam L. Crafts, Jr. ("Mr. Crafts") and Mr. James H. Kasschau ("Mr. Kasschau"). Enterprises, Investors II, RUTCO, RIT, JRCML, SJPC, the Ruttenbergs, Mr. Crafts and Mr. Kasschau are hereinafter collectively re-ferred to as the "Reporting Persons;" Enterprises, Investors II, RUTCO, the Ruttenbergs and Mr. Kasschau are hereinafter collectively referred to as the "Tinicum Reporting Persons;" and RIT, JRCML and SJPC are hereinafter collectively re-ferred to as the "Rothschild Reporting Persons." Any dis-closures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

                  During the last five years, none of the
        Ruttenbergs has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
        (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Item 3 is hereby amended and supplemented by adding the following:

                  The Shares purchased by Investors II and the Ruttenbergs (as described in Item 5(c) below) were paid for with working capital, out of personal funds and/or with the proceeds of borrowings in the ordinary course of business under the Line of Credit.

        ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

             Item 5(a) is hereby amended and supplemented by adding the following:

                  As of the close of business on January 23, 1995, the Reporting Persons beneficially owned an aggregate of 896,049 Shares (including stock options to purchase a total of 1,069 Shares beneficially owned by Eric Ruttenberg (the
        "Option Shares"), which Option Shares have been treated as outstanding for purposes of computing percent of class), which represent approximately 15.9% of the 5,637,428 Shares (including the Option Shares) outstanding on such date. In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Exchange Act, Enterprises, Investors II, RUTCO, RIT, JRCML,
        SJPC, the Ruttenbergs, Mr. Crafts and Mr. Kasschau as a group may be deemed to beneficially own such Shares. As of the close of business on January 23, 1995, Enterprises, Investors II, RUTCO, RIT, JRCML, SJPC, Derald Ruttenberg, Eric Ruttenberg, John
        Ruttenberg, Katherine Ruttenberg, Hattie Ruttenberg, Mr. Crafts and Mr. Kasschau have direct beneficial ownership of 0, 629,939, 0, 132,311, 0, 0, 4,546, 5,615 (including the Option Shares), 4,546,
        4,546, 4,546, 100,000 and 10,000 Shares, respectively.

             Item 5(b) is hereby amended and supplemented by adding the following:

                  Each of the Ruttenbergs has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares of which he or she has direct beneficial ownership.

             Item 5(c) is hereby amended and supplemented by adding the following:

                  Within the past 60 days, the Reporting Persons have acquired shares in the manner, in the amounts, on the dates and at the prices (excluding commissions) set forth below:

         Date     # of Shares  Avg. Price/Share   Purchaser

        12/16/94      21,400        $24.50        Enterprises (1)
        12/16/94       7,391        $24.50        Investors (1)
        12/16/94       8,409        $24.50        Mr. Crafts (1)
        12/19/94      10,080        $24.875       Enterprises (2)
        12/19/94       2,520        $24.875       RUTCO (2)
        12/23/94     170,939        $24.50        Investors (3)
        12/23/94      42,735        $24.50        RUTCO (3)
        12/23/94       7,506        $24.50        Mr. Crafts (3)
        12/23/94      10,000        $24.50        Mr. Kasschau (3)
        12/23/94      20,400        $24.934       Enterprises (2)
        12/23/94       5,100        $24.934       RUTCO (2)
        12/30/94      13,100        $25.45        Investors (2)
        12/31/94     581,569        n/a           Investors II (4)
        1/6/95           400        $26.625       Investors II (2)
        1/9/95         8,200        $27.125       Investors II (2)
        1/10/95        2,200        $27.125       Investors II (2)
        1/11/95        1,700        $27.125       Investors II (2)
        1/12/95        3,100        $27.415       Investors II (2)
        1/13/95        5,500        $27.977       Investors II (2)
        1/23/95       27,270        $29.275       Investors II (2)
        1/23/95        4,546        $29.275       Derald Ruttenberg (2)
        1/23/95        4,546        $29.275       Eric Ruttenberg (2)
        1/23/95        4,546        $29.275       John Ruttenberg (2)
        1/23/95        4,546        $29.275       Katherine Ruttenberg (2)
        1/23/95        4,546        $29.275       Hattie Ruttenberg (2)

        (1)  Acquired upon exercise of Rights.
        (2)  Acquired on the New York Stock Exchange.
        (3) Acquisition of Underlying Shares pursuant to the Stand-by Agreement.
        (4) Contributed by Enterprises, Investors and RUTCO in connection with the Tinicum Reorganization.

        ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

             Item 7 is hereby amended and supplemented by adding the following exhibit:

             Exhibit 15:  Third Amended and Restated Joint Filing
        Agreement, dated as of January 25, 1995, by and among the Reporting Persons.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        TINICUM ENTERPRISES, INC.
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        TINICUM INVESTORS
        By:  /s/ Eric M. Ruttenberg
             Eric M. Ruttenberg
             Managing Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        RUTCO INCORPORATED
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        RIT CAPITAL PARTNERS plc
        By:  /s/ Clive Gibson
             Clive Gibson
             Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED
        By:  /s/ P.R. Griffiths
             P.R. Griffiths
             Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        ST. JAMES'S PLACE CAPITAL plc
        By:  /s/ Clive Gibson
             Clive Gibson
             Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        /s/ Derald H. Ruttenberg
        Derald H. Ruttenberg


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        /s/ Eric M. Ruttenberg
        Eric M. Ruttenberg


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        /s/ John C. Ruttenberg
        John C. Ruttenberg


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        /s/ Katherine T. Ruttenberg
        Katherine T. Ruttenberg


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        /s/  Hattie Ruttenberg
        Hattie Ruttenberg


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        /s/ Putnam L. Crafts, Jr.
        Putnam L. Crafts, Jr.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 25, 1995

        /s/ James H. Kasschau
        James H. Kasschau


        EXHIBIT INDEX

        Exhibit                       Description

        Exhibit 15 Third Amended and Restated Joint Filing Agreement, dated as of January 25, 1995, by and among the Reporting Persons.